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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                               SCHEDULE 13E-4
                       ISSUER TENDER OFFER STATEMENT
   (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                             (AMENDMENT NO. 4)
                        ----------------------------

                              AMP INCORPORATED
                              (NAME OF ISSUER)

                              AMP INCORPORATED
                    (NAME OF PERSON(S) FILING STATEMENT)
                        ----------------------------

                      COMMON STOCK, WITHOUT PAR VALUE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (TITLE OF CLASS OF SECURITIES)

                                031897-10-1
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                             DAVID F. HENSCHEL
                            CORPORATE SECRETARY
                              AMP INCORPORATED
                               P.O. BOX 3608
                    HARRISBURG, PENNSYLVANIA 17105-3608
                               (717) 564-0100
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                        ----------------------------
                                  COPY TO:

                             PETER ALLAN ATKINS
                             DAVID J. FRIEDMAN
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                       NEW YORK, NEW YORK 10022-3897
                               (212) 735-3000
                        ----------------------------

                              OCTOBER 9, 1998
   (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)
                        ----------------------------

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     This Amendment No. 4 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 dated October 9, 1998, as amended (the "Schedule 13E-4"), filed by AMP Incorporated, a Pennsylvania corporation (the "Company"), in connection with AMP's offer to purchase up to 30,000,000 shares of its common stock, without par value (the "Shares"), including the associated common stock purchase rights (the "Rights"), at a price of $55 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed with the Securities and Exchange Commission as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 13E-4.

     Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Offer to Purchase.

 ITEM 1.   SECURITY AND ISSUER.

   (b) On November 16, 1998, the Company issued a press release announcing that it is extending the expiration date of the Offer to midnight on Wednesday, November 25, 1998. A copy of the press release is filed as Exhibit (a)(10) hereto and is incorporated herein by reference.

 ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

  Item                Description
 ------               ------------

 (a)(10)       Form of Press Release issued by the Company dated
               November 16, 1998.



                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  AMP Incorporated


                                  By: /s/ Robert Ripp
                                     ------------------------------
                                  Name:   Robert Ripp
                                  Title:  Chairman and
                                            Chief Executive Officer


 Dated: November 16, 1998



                             INDEX TO EXHIBITS

  Item               Description
  ----               -----------

 (a)(10)       Form of Press Release issued by the Company dated
               November 16, 1998.